BMC SOFTWARE, INC.
2101 CityWest Blvd.
Houston, TX 77042

December 7, 2007

VIA EDGAR and FACSIMILE (202-772-9210)
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief Megan Akst, Senior Staff Accountant

Re:    BMC Software, Inc.

Form 10-K for Fiscal Year Ended March 31, 2007
File No. 1-16393

Ladies and Gentlemen:

Set forth below are the responses of BMC Software, Inc. (“BMC” or the “Company”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 30, 2007 with respect to the Form 10-K for the Company’s fiscal year ended March 31, 2007. For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.

If you have any questions or comments, please call me at 713-918-4329, Cory Bleuer, Vice President, Controller and Chief Accounting Officer, at 713-918-2740, or Chris Chaffin, Vice President, Deputy General Counsel & Assistant Secretary, at 713-918-3559.

Very truly yours,

/s/ Stephen B. Solcher

Stephen B. Solcher
Senior Vice President and Chief Financial Officer

United States Securities and Exchange Commission
December 7, 2007

Form 10-K for Fiscal Year Ended March 31, 2007

Item 9A. Controls and Procedures, page 38
1.	We note that in light of the material weaknesses identified in the design and operation of the Company’s internal controls over the accounting for income taxes, management concluded that your disclosure controls and procedures were not effective as of March 31, 2007. We further note that similar conclusions were reached at March 31, 2006 and your 2006 Form 10-K included extensive disclosures regarding the Company’s plan to remediate this material weakness. While we note your June 30, 2006 and September 30, 2006 Forms 10-Q discuss some of the steps for your remediation plan that have been completed, considering this weakness still exists, tell us what consideration you gave to including a more robust disclosure of your overall plan to remediate this material weakness; the progress to date of such plan; and the anticipated time to complete such plan. We also note the discussion of your remediation plan in your June 30, 2007 Form 10-Q, including the disclosure that you have hired a new [Vice] President of Global Tax and reorganized your tax function. Future filings should include similarly informative disclosure.

RESPONSE: Throughout our fiscal year ended March 31, 2007, we made efforts to remediate the material weakness in accounting for income taxes that existed as of March 31, 2006 and believed that such efforts would lead to remediation by March 31, 2007. Unfortunately, despite these remediation efforts management concluded as of March 31, 2007 that a material weakness still existed. As this was not expected, the Company did not have an extensive additional remediation plan in place as of the time of filing its 10-K for the year ended March 31, 2007. Management did consider the requirements of Item 308 of Regulation S-K and the Staff’s guidance in the adopting release and subsequent pronouncements to consider management’s current plans, if any, for remediating the material weakness. However, management did not believe that it was in a position at the time of the filing of the 10-K for the year ended March 31, 2007 to disclose comprehensive additional remediation plans given that the Company had attempted to remediate the material weakness for a full year and had been unsuccessful. Subsequent to filing our 10-K, we created and filled a new position, Vice President of Global Tax, and reorganized the tax planning and tax accounting functions to report directly to this position. At the time of filing our 10-Q for our first quarter, we believed that these changes were reasonably likely to materially affect our internal control over financial reporting and thus disclosed these developments in the 10-Q as required by Item 308 of Regulation S-K. We believe that this new hire’s experience and leadership will improve our tax department and his hiring and subsequent reorganization of our tax department will go a long ways toward remediating our material weakness by year end. However, as accounting for income taxes is a significant year-end activity, we cannot adequately test the controls related to accounting for income taxes until year-end. Thus, we have disclosed on our 10-Qs for the quarters ended June 30 and September 30, 2007 that

United States Securities and Exchange Commission
December 7, 2007

because the hiring and reorganization are recent and because some of the resulting improvements are designed to improve our internal control over the calculation of our annual tax provision, management will not be able to conclude that the material weakness has been eliminated until, at the earliest, the completion of the fiscal 2008 year-end income tax provision. We will continue to evaluate the situation on a quarterly basis and include informative disclosure regarding our remediation efforts for the material weakness.

Consolidated Statements of Operations, page 48

2.	We note that substantially all your software arrangements are sold in multiple-element arrangements, which include licenses and either maintenance or both maintenance and professional services. We further note that for certain arrangements, the Company is unable to establish VSOE of fair value for all undelivered elements. Tell us where you include revenues from these types of bundled arrangements in your consolidated statement of operations. For instance, do you include all the revenue as product, maintenance or professional services or do you allocate revenue amongst the various revenue line items using some allocation methodology? If the latter is the case, then please describe your methodology. Also, please note, where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the income statement, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

RESPONSE: In arrangements where the Company is not able to establish VSOE of fair value for all undelivered elements, the Company allocates arrangement fees to license, maintenance and professional service categorizations and revenue is recorded and classified as such in the Company’s statements of operations when appropriate revenue recognition criteria have been met. In arrangements where VSOE of fair value does not exist for all undelivered elements, the Company first allocates revenue to any undelivered elements for which VSOE of fair value has been established, then allocates revenue to any undelivered elements for which VSOE of fair value has not been established based upon management’s best estimate of fair value and applies a residual method to determine the license fee. Management’s best estimate of fair value of undelivered elements for which VSOE of fair value has not been established is based upon the VSOE of similar offerings and other objective criteria. For example, management’s best estimate of fair value of the maintenance sold with a time-based license is based upon the

United States Securities and Exchange Commission
December 7, 2007

VSOE of fair value of maintenance for the same product licensed on a perpetual basis. For arrangements that include software products for which maintenance pricing is based on both discounted and undiscounted license list prices, the stated contractual values of the licensed products are used to allocate consideration among the products and management’s best estimate of fair value of undelivered maintenance is estimated based upon the VSOE of fair value of maintenance as if the products had been sold separately. Although the fair value estimates used do not meet the strict criteria established by paragraph 10 of SOP 97-2 to provide vendor specific objective evidence of fair value, these estimates are reasonable approximations based on objective criteria and provide a consistent measure of the relative value of the elements within multiple element arrangements.

The Company believes that using management’s best estimate of fair values as a means of classifying service revenue and the residual method for classifying license revenue is a reasonable basis for allocating arrangement consideration because the products and services sold under such arrangements are for the exact same software as is sold under arrangements for which the Company has established VSOE of fair value for all undelivered services. In addition, customers party to arrangements where VSOE of fair value does not exist for all undelivered elements are entitled to the same maintenance services as customers party to arrangements where VSOE of fair value does exist for all undelivered elements. Based on the foregoing, the Company believes that the longstanding consistent allocation of arrangement fees to these captions as described above presents the revenues of the Company in an appropriate, rational and consistent manner that provides greater transparency to the financial statements than the separate presentation of revenues from bundled arrangements and is consistent with the requirement under Rule 5-03(b)(1) of Regulation S-X to state separately revenues from the sale of products and the revenues from services.

3.	We note that the Company has established VSOE of fair value of maintenance based on independent maintenance renewals, which demonstrates a “consistent relationship of pricing maintenance as a percentage of the discounted or undiscounted license list price.” Please explain further what you mean by the term “consistent relationship.” If your VSOE varies from customer to customer, tell us how you are able to reasonably estimate fair value pursuant to paragraph 10 of SOP 97-2.

RESPONSE: The term “consistent relationship” refers to a consistent renewal percentage of the license price. Depending on the BMC product being supported, maintenance offerings are either priced as a percentage of the discounted license list price or as a percentage of the undiscounted license list price. By selling maintenance separately at renewal rates expressed as a consistent percentage of the license price, the Company has established VSOE of fair value of maintenance in accordance with paragraph 10 of SOP 97-2 and AICPA Technical Practice Aid 5100.55.